November 18, 2014

BY EDGAR

Jeffrey Riedler

Assistant Director Healthcare and Insurance

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	AmpliPhi Biosciences Corporation
Preliminary Proxy Statement on Schedule 14A
Filed November 7, 2014
File No. 000-23930

Dear Mr. Riedler:

This letter is submitted by AmpliPhi Biosciences Corporation (the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) with respect to the Company’s Preliminary Proxy Statement on Schedule 14A filed November 7, 2014 (File No. 000-23930) (the “Preliminary Proxy Statement”), as set forth in your letter dated November 14, 2014. Below are responses to each of the Staff’s comments. The text of each comment contained in the Staff’s letter is set forth in italics below, followed by the Company’s response.

Proposal 1, page 6

1.	We note that you have proposed a reverse stock split. Please amend to disclose whether you have any plans, arrangements, understandings, etc. to issue any of the shares that would be newly available for issuance as a result of the reverse split. If such plans exist, please disclose all material information.

RESPONSE:

As previously disclosed in the Company’s Quarter Report on Form 10-Q for the quarter ended September 30, 2014, filed on November 14, 2014, the Company intends to seek additional financing in order to fund operations through 2015. There are currently no specific plans regarding the terms of such financing. The Company respectfully informs the Staff that, without giving effect to the reverse stock split, it believes it currently has available a sufficient number of authorized but unissued shares for purposes of completing such financing activities. To clarify this point, and in response to the Staff’s comment, the Company proposes to include the following revised disclosure in the Definitive Proxy Statement:

US: 4870 Sadler Rd, Suite 300, Glen Allen, VA 23060

AU: Unit 7 27 Dale Street, Brookvale 2100 NSW

“Upon effectiveness of the Reverse Stock Split, the number of authorized shares of Common Stock that are not issued or outstanding will increase substantially because the proposed amendment will not reduce the number of authorized shares while it will reduce the number of outstanding shares by one-fifth to one-fiftieth, depending on the exchange ratio selected by our Board. Authorized but unissued shares will be available for issuance, and we may issue such shares in financings or otherwise. The Company currently plans to seek additional financing in order to fund operations through 2015. The Company believes that its existing authorized and unissued shares would be sufficient for anticipated financing activities. Accordingly, the reverse stock split is not being implemented for the purpose of increasing the authorized capital stock available for financing activities, although it could have that effect.”

2.	We note that your shareholders approved a reverse stock split in February 2014. Please advise us why you were not required to file a proxy statement on Schedule 14A or a current report on Form 8-K disclosing the results of this vote. In this regard, please tell us when in February your shareholders approved the reverse stock split.

RESPONSE:

The Company supplementally informs the Staff that the special meeting of shareholders at which the original reverse stock split was approved was held on February 11, 2014, prior to the effectiveness of the Company’s Registration Statement on Form 10. Accordingly, the Company did not have any securities registered pursuant to Section 12 of the Act at time the approval occurred or when proxies for such approval were solicited.

3.	Please provide your analysis explaining why the contemplated reverse stock split and cashing out of fractional shares should not be deemed a Rule 13e-3 transaction. Alternatively, please comply with the requirements as set forth in paragraphs (d), (e), and (f) of Rule 13e-3.

RESPONSE:

The Company does not believe that the reverse stock split is reasonably likely to have, nor will it have the purpose of producing, a going-private effect within the meaning of Rule 13a-3 because, as of the record date, the Company had fewer than 300 record holders. The Company also notes supplementally that it chose voluntarily to file its Registration Statement on Form 10 at a time when it had fewer than 2,000 holders and, as disclosed in the Preliminary Proxy Statement, one of the primary purposes of the reverse stock split is to permit the Company to become listed on a national securities exchange, which, if approved, would require the Company to maintain its reporting company status.

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The Company acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your time and attention to the Company’s response to the Staff’s comments. Please contact the undersigned at (650)-888-2422 with any further comments or questions you may have.

Sincerely, AMPLIPHI BIOSCIENCES CORPORATION /s/ David E. Bosher David E. Bosher Interim Chief Financial Officer AmpliPhi Biosciences Corporation

cc:	Matthew Jones
Daniel Greenspan
Stephen Thau, Morrison & Foerster LLP

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